UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
PRESIDENTIAL REALTY CORPORATION
(Name of the Issuer)
PRESIDENTIAL REALTY CORPORATION

JEFFREY F. JOSEPH	RICHARD BRANDT
MORTIMER CAPLIN	ROBERT FEDER
THOMAS VIERTEL	STEVEN BARUCH
PDL PARTNERSHIP
(Names of Persons Filing Statement)
Class A and Class B Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

741004105 for Class A
741004204 for Class B
(CUSIP Numbers of Class of Securities)
Mr. Jeffrey F. Joseph
President and Chief Executive Officer
Presidential Realty Corporation
180 South Broadway
White Plains, New York 10605
Telephone: (914) 948-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$7,656,030***	$546.00

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 546.00	Form or Registration No.: Schedule 14A
Filing Party: Presidential Realty Corporation ***Calculation as of September 7, 2010	Date Filed: August 26, 2010, Amended December 6, 2010 and December 22, 2010

Item 1. SUMMARY TERM SHEET
Reg. M-A Item 1001
•	If the plan of liquidation (Exhibit A of the Proxy Statement (Exhibit (a)(3) of this statement)) is approved at the annual meeting to be held on January 20, 2011 (the “Annual Meeting”), Presidential Realty Corporation (the “Company,” “Presidential,” “we,” “us,” or “our”) may determine to sell our remaining assets in a single transaction or a series of related transactions or may sell those assets in multiple unrelated transactions.

•	After using the sale proceeds to discharge all known outstanding liabilities and set aside appropriate reserves, including for any potential litigation relating to the proposed sale of assets (the “Plan of Liquidation Proposal”), as described in the Proxy Statement, we will distribute all the remaining cash to our stockholders and dissolve Presidential. We have estimated that the distribution to stockholders in the liquidation described in the Proxy Statement will be $2.00 per share although it is possible there may not be any funds available for liquidating distributions.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet” is incorporated herein by reference.
Item 2. SUBJECT COMPANY INFORMATION
Reg. M-A Item 1002
(a) Name and Address.
The principal executive office of Presidential is 180 South Broadway, White Plains, New York 10605. Our telephone number is (914) 948-1300.
(b) Securities.
The information set forth in the Proxy Statement under the caption “Questions and Answers about the Annual Meeting—How many shares of Class A and Class B common stock are outstanding?” is incorporated herein by reference.
(c) Trading Market and Price.
The information set forth in “Market for Presidential Common Stock and Related Stockholder Matters” in the Proxy Statement is incorporated herein by reference.
(d) Dividends.
The information set forth in “Market for Presidential Common Stock and Related Stockholder Matters” in the Proxy Statement is incorporated herein by reference.
(e) Prior Public Offerings.
None.
(f) Prior Stock Purchases.
The information set forth in “Market for Presidential Common Stock and Related Stockholder Matters” in the Proxy Statement is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS
Reg. M-A Item 1003
(a) Name and Address.
Presidential Realty Corporation is a filing person and the subject company. In addition, each of the directors of Presidential and Pdl Partnership, a New York general partnership, is a filing person. The information set forth in the Proxy Statement under the captions “Proposals 2 and 3—Election of Directors,” “Executive Officers” and “Security Ownership of Management and Certain Beneficial Holders—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference. The business address for all filing persons is c/o Presidential Realty Corporation, 180 South Broadway, White Plains, NY 10605. The business telephone number for all filing persons is (914) 948-1300.
(b) Business and Background of Entities.
The information set forth in the Proxy Statement under the captions “Special Factors—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers—Additional Information about Directors, Officers and other Affiliates” and “Certain Transactions” is incorporated herein by reference.
(c) Business and Background of Natural Persons.
The information set forth in the Proxy Statement under the captions “Special Factors —Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers—Additional Information about Directors, Officers and other Affiliates,” “Proposals 2 and 3—Election of Directors” and “Executive Officers” is incorporated herein by reference.
Item 4. TERMS OF THE TRANSACTION
Reg. M-A Item 1004
(a) Material Terms.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors,” “Proposal 1—Plan of Liquidation Proposal” and “Material Federal Income Tax Consequences” is incorporated herein by reference.
(c) Different Terms.
None.
(d) Appraisal Rights.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Appraisal Rights” and “Special Factors—Provisions for Unaffiliated Stockholders; Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders.
The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Stockholders; Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(f) Eligibility for Listing or Trading.
Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Reg. M-A Item 1005
(a) Transactions.
The information set forth in the Proxy Statement under the captions “Special Factors—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers—Ivy Consolidated Loan” and “Certain Transactions” is incorporated herein by reference.
(b) Significant Corporate Events.
The information set forth in the Proxy Statement under the captions “Special Factors—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers—Ivy Consolidated Loan” and “Certain Transactions” is incorporated herein by reference.
(c) Negotiations or Contacts.
The information set forth in the Proxy Statement under the captions “Special Factors—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers—Ivy Consolidated Loan” and “Remuneration of Executive Officers—Employment Agreements” is incorporated herein by reference.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the Proxy Statement under the captions “Questions and Answers about the Annual Meeting—How do the independent directors and the full Board recommend that I vote?” and “Security Ownership of Management and Certain Beneficial Holders” is incorporated herein by reference.
Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Reg. M-A Item 1006
(b) Use of Securities Acquired.
The information set forth in the Proxy Statement under the captions “Special Factors—Cancellation of Shares of Common Stock” and “Proposal 1—Plan of Liquidation Proposal—Key Provisions of the Plan of Liquidation” is incorporated herein by reference.
(c) Plans.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Background,” “—General” and “—Expected Distributions,” “Special Factors—What the Plan of Liquidation Proposal Contemplates,” “—Background,” “—Expected Distributions,” “—Dissolution,” “—Transferability of Shares; NYSE Amex Listing,” “—Cancellation of Shares of Common Stock” and “—Liquidating Trust” and “Proposal 1—Plan of Liquidation Proposal” is incorporated herein by reference.
Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Reg. M-A Item 1013
(a) Purposes.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Background” and “Special Factors—Background” and “—Reasons for the Liquidation” is incorporated herein by reference.

(b) Alternatives.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Background” and “Special Factors—Background” is incorporated herein by reference.
(c) Reasons.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Background” and “Special Factors—Reasons for the Liquidation” is incorporated herein by reference.
(d) Effects.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Expected Distributions,” “Special Factors—Expected Distributions,” “—Dissolution,” “—Transferability of Shares; NYSE Amex Listing,” “—Cancellation of Shares of Common Stock” and “—Liquidating Trust,” “Proposal 1—Plan of Liquidation Proposal—Key Provisions of the Plan of Liquidation” and “Material Federal Income Tax Consequences” is incorporated herein by reference.
Item 8. FAIRNESS OF THE TRANSACTION
Reg. M-A Item 1014
(a) Fairness.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendations of the Special Committee and the Board” and “Special Factors—Recommendation of the Special Committee of the Board” and “—Recommendation of the Presidential Board” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendations of the Special Committee and the Board” and “Special Factors—Background,” “—Reasons for the Liquidation,” “—Recommendation of the Special Committee of the Board,” “—Recommendation of the Presidential Board” and “—Expected Distributions” is incorporated herein by reference.
(c) Approval of Security Holders.
The information set forth in the Proxy Statement under the caption “Summary Term Sheet—Required Vote” is incorporated herein by reference.
(d) Unaffiliated Representative.
The information set forth in the Proxy Statement under the captions “Special Factors—Background,” “—Recommendation of the Special Committee of the Board” and “—Provisions for Unaffiliated Stockholders; Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(e) Approval of Directors.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendations of the Special Committee and the Board” and “Special Factors—Recommendation of the Special Committee of the Board” is incorporated herein by reference.
(f) Other Offers.
None.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Reg. M-A Item 1015
(a) Report, Opinion or Appraisal.
None.
(b) Preparer and Summary of the Report, Opinion or Appraisal.
Not applicable.
(c) Availability of Documents.
Not applicable.
Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Reg. M-A Item 1007
(a) Source of Funds.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Expected Distributions,” “Special Factors—What the Plan of Liquidation Proposal Contemplates” and “—Expected Distributions” and “Proposal 1—Plan of Liquidation Proposal—Key Provisions of the Plan of Liquidation” is incorporated herein by reference.
(b) Conditions.
None.
(c) Expenses.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Costs of the Plan of Liquidation Proposal” and “Special Factors—Expected Distributions—Estimated Liabilities, Fees and Expenses” and “—Sources of Funds and Expenses of the Proxy Solicitation” is incorporated herein by reference.
(d) Borrowed Funds.
None.
Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Reg. M-A Item 1008
(a) Securities Ownership.
The information set forth in the Proxy Statement under the caption “Security Ownership of Management and Certain Beneficial Holders” is incorporated herein by reference.
(b) Securities Transactions.
None.

Item 12. THE SOLICITATION OR RECOMMENDATION
Reg. M-A Item 1012
(d) Intent to Tender or Vote in a Going Private Transaction.
All the executive officers and directors of the Company and Pdl Partnership, intend to vote for the Plan of Liquidation Proposal Proposal. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendations of the Special Committee and the Board,” “Questions and Answers about the Annual Meeting—How do the independent directors and the full Board recommend that I vote?,” “Special Factors—Background,” “—Reasons for the Liquidation,” “—Recommendation of the Special Committee of the Board” and “—Recommendation of the Presidential Board” is incorporated herein by reference.
(e) Recommendations of Others.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendations of the Special Committee and the Board” and “Special Factors—Background,” “—Reasons for the Liquidation,” “—Recommendation of the Special Committee of the Board” and “—Recommendation of the Presidential Board” is incorporated herein by reference.
Item 13. FINANCIAL STATEMENTS
Reg. M-A Item 1010
(a) Financial Information.
The information set forth in the Proxy Statement under the caption “Summary Financial Information” is incorporated herein by reference.
(b) Pro forma Information.
Not applicable.
Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Reg. M-A Item 1009
(a) Solicitations or Recommendations.
The information set forth in the Proxy Statement under the captions “Special Factors—Source of Funds and Expenses of the Proxy Solicitation” and “Other Matters—Person Soliciting” is incorporated herein by reference.
(b) Employees and Corporate Assets.
The information set forth in the Proxy Statement under the captions “Special Factors—Source of Funds and Expenses of the Proxy Solicitation” and “Other Matters—Person Soliciting” is incorporated herein by reference.
Item 15. ADDITIONAL INFORMATION
Reg. M-A Item 1011
(b) Other Material Information.
The information contained in the Proxy Statement, including all exhibits, documents included by reference and the proxy cards attached thereto, is incorporated herein by reference.

Item 16. EXHIBITS
Reg. M-A Item 1016

(a)(3)	Preliminary Proxy Statement (the “Proxy Statement”), including all exhibits and the proxy cards attached thereto, filed by the Corporation with the SEC on August 26, 2010, amended December 6, 2010 and December 22, 2010

(b)	None.

(c)	None.

(d)	Not applicable.

(f)	Not applicable.

(g)	None.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010	Presidential Realty Corporation

By: /s/ Jeffrey F. Joseph
Jeffrey F. Joseph
Director, President and Chief Executive Officer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010

/s/ Jeffrey F. Joseph
Jeffrey F. Joseph

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010

/s/ Richard Brandt
Richard Brandt

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010

/s/ Mortimer Caplin
Mortimer Caplin

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010

/s/ Robert Feder
Robert Feder

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010

/s/ Thomas Viertel
Thomas Viertel

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010

/s/ Steven Baruch
Steven Baruch

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 22, 2010	Pdl Partnership

	By:	/s/ Jeffrey F. Joseph
Jeffrey F. Joseph
Partner

	By:	/s/ Thomas Viertel
Thomas Viertel
Partner

	By:	/s/ Steven Baruch
Steven Baruch
Partner